FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Attached hereto is the script related to Registrant’s conference call held on November 18, 2014 after the announcement of Registrant's results for the third quarter 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 19, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

Gilat Third Quarter 2014 Conference Call Script
November 18, 2014

Operator
Ladies and gentlemen, thank you for standing by. Welcome to Gilat’s Third Quarter 2014 Results Conference Call. All participants are present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session. (Operator Instructions)

I would now like to turn the call over to Brad Nelson of KCSA to read the Safe Harbor statement. Brad, please go ahead.

Brad Nelson

Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s third quarter results conference call. A recording of this call will be available beginning at approximately noon Eastern Daylight Time today, November 18 until November 20 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Erez Antebi, Gilat’s Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez Antebi

Thank you, Brad, and good day everyone. I would like to begin by providing a high level overview of the third quarter results, and then discuss the business. Following my comments, Yaniv will discuss our financial results. I will then summarize and open the call for questions.

Our revenues for the third quarter of 2014 were $57.1 million, compared to $51.8 million in the third quarter of 2013. The revenue increase is attributable to our Services division and Defense and Mobility division, which have performed better than in the comparable quarter of 2013.

We are continuing to see the results of the cost-cutting efforts we implemented last year. Also, our Services division and Defense and Mobility division improved their profitability when compared to the comparable quarter of 2013. Consequently, our non-GAAP operating income increased to $3.6 million in the third quarter compared to an operating loss of $0.3 million in the third quarter of 2013. GAAP operating income for the third quarter of 2014 was $1.5 million as compared to an operating loss of $2.4 million in the third quarter of 2013.

On a GAAP basis, net income from continuing operations for the quarter was $0.9 million. This is the first time in two years that we have a positive net income.

Our EBIDTA also improved to $6.4 million in the third quarter compared to $2.3 million in the third quarter of 2013.

We believe that the fourth quarter of 2014 will be stronger than the third quarter of this year.

We expect to reach higher profitability than our 2014 management objectives with EBIDTA margins of about 10% for the year, although revenues are expected to be slightly lower at a level of approximately $235 million.

Now on to this quarter’s business highlights…

Let’s start with the Commercial Division.

Our SkyEdge II-c platform continues to gain wider acceptance and traction. This platform operates on both traditional wide-beam satellites and high-throughput satellites or HTS. It was designed to support all types of applications, including enterprise and consumer broadband, cellular backhaul, mobility and more. In fact, outside the US, HTS supports many applications rather than just consumer.

On the Enterprise front, we have some exciting news from Australia. We signed a 3-year agreement with Telstra, the country’s number one telecom operator. This is a managed service agreement, in which we will provide SkyEdge II-c hub services via our NOC or network operating center that is also servicing Australia’s NBN project. The agreement also calls for the delivery of 1,000 remote sites, including installation and ongoing maintenance. With the Gilat network, Telstra intends to provide broadband Internet to businesses throughout Australia as part of its “Big Pond” service. We look forward to leveraging this relationship in order to further establish our presence in this fast-growing region.

In Russia, we have deployed a SkyEdge II-c hub in the Yakutia region. In terms of area, Yakutia covers a territory of more than 3 million square kilometers – but with a population of under a million people. The VSAT network for this government-sponsored project will deliver broadband Internet and telephony services to the primarily rural inhabitants of this vast landmass.

Turning to Latin America, we are seeing growing interest in our Enterprise solutions.

For example, in Uruguay, where Gilat was not present, we received an order from OpenSky, a systems integrator, for a VSAT network for ANTEL, the state-owned telecommunications service provider. ANTEL intends to use the network to provide Internet access to schools as well as services for enterprise and defense-related industries across the country. The order – for a SkyEdge II-c hub and hundreds of remotes sites operating in both Ku- and C-band, includes installation, training and support.

This initial network – installed at this national telecom operator– is a testimony to our innovative technology. Based on the OpenSky’s ongoing initiatives and activities, we expect to see the ANTEL network expand in the future.

Moving to the cellular market segment, we have identified two major needs that can be addressed with our satellite communications solutions:

The first one is the need in developing countries to extend 2G or 3G cellular coverage into unserved rural areas.

Gilat answers this need with CellEdge, our small-cell-over-satellite solution which enables mobile network operators to expand their cellular coverage both quickly and affordably.

CellEdge is a complete turnkey solution, combining the Small Cell, the VSAT, the energy solution and the infrastructure, optimized for challenging environments. Because it can be deployed in a very short time frame, it is especially useful for operators with tight deployment deadlines to meet.

In Q2, we received an order from TIM Brasil, the second largest operator in Brazil, for the deployment of a CellEdge network with 20 remote sites. In Q3, we were pleased to receive an expansion order from TIM, for an additional 30 sites. CellEdge enables TIM to provide 3G coverage to the most remote regions of Brazil’s Paraná state. The initial turnkey project – delivered within a very tight two-month deadline – included VSATs, base stations, towers, power solutions and logistics. This repeat order, so soon after the first deployment, is a good sign for Gilat. It is evidence that our small-cell-over-satellite solution is working well and that our customer is satisfied.

We also signed a CellEdge agreement in Benin in Africa and as this deal develops we will be able to provide you with more information.  Our CellEdge solution continues to gain traction and interest around the world. Several proofs of concepts have been conducted successfully.

The second need we identified is the need in developed countries for quick LTE deployment, where satellite backhauling can be especially effective given the challenges of deploying multiple microwave links.

Gilat differentiated solution for this need is SkyEdge II-c Capricorn, our high-speed cellular backhauling solution, which allows for quick deployment of LTE networks, which we believe will be a major growth driver moving forward.

In developed areas, mobile operators are expanding their LTE networks to keep up with the ever-growing demand for more data, delivered at higher speeds. Handsets on LTE networks can reach very fast download speeds and must be supported by a reliable high-speed backhaul infrastructure.

With acceleration technology built in to our SkyEdge II-c hubs and terminals, we have succeeded in overcoming satellite latency issues in order to support the high-speed requirements of LTE networks. Our Capricorn VSAT, which supports speeds of up to 200Mbps, was explicitly designed to meet LTE performance requirements.

The bursty nature of data traffic on LTE networks requires TDMA channel access instead of SCPC.

The combination of 200 Mbps data rates and TDMA translates into a much better economics for mobile operator deploying satellite for LTE networks. We believe that this combination represents a significant advantage over the competition.

In the third quarter, we presented Capricorn to various mobile network operators and received excellent feedback. We look forward to capitalizing on this interest in the future.

Gilat also has standard cellular backhaul solutions. For example, we received an order from the Viettel Group, Vietnam's largest mobile network operator. The state-owned enterprise ordered a hub and 59 remote sites for 3G backhauling in Peru.

As you see from above we see lots of interest for all our cellular backhaul solutions, which offer quick network expansion for mobile operators.

I would now like to discuss affordable broadband for developing countries.

Last week, at the Africacom trade show in Cape Town, we announced a breakthrough innovation for the cellular market – the SkyEdge II-c Libra satellite-cellular hybrid terminal.

Priced at under $200 for a complete terminal, Libra was designed to deliver broadband Internet to lower-income households unable to afford a regular VSAT terminal. We expect this product to significantly extend the reach of broadband to underserved areas in developing countries.

Libra enables Mobile Network Operators to extend their broadband reach beyond the limits of their existing mobile or DSL infrastructures – without congesting their frequencies. It also allows for Direct-To-Home service providers to enrich their offerings by adding broadband services.

Libra takes advantage of the asymmetrical nature of residential broadband traffic by transmitting the heavier download traffic via satellite, providing vastly improved download speeds of up to 20Mbps. Because the upload path – from the end user to the Internet – requires far less bandwidth, Libra sends the lighter upload data via the existing cellular network. This allows us to reduce the terminal cost by eliminating the need for a satellite transmitter and replacing a 2-way antenna with a lower cost receive only dish.

As the latest addition to our SkyEdge II-c family of products, Libra exemplifies the multi-purpose, multi-application network of the platform

By continually addressing the needs of cellular operators – with innovative products like the CellEdge small-cell-over-satellite solution, the Capricorn ultra-fast TDMA solution and the Libra cellular-satellite hybrid solution – we believe we have a very comprehensive satcom offering in the industry. We believe that this clear competitive advantage will lead to better penetration into the market, and more sales, moving forward.

Addressing the Ka-band High Throughput Satellite market – which provides broadband access to consumers and businesses – we mentioned previously that we did not receive an expansion of the FRSS service to include additional sites for the NBN project in Australia. We are also seeing some projects delayed, for example the Inmarsat Global Xpress launch.

In Europe, we are happy to mention that we received a hub expansion order from SES Broadband Services for its “Astra Connect” network. In the last two quarters, our strategic relationship with SES has yielded three new ISPs: Swisscom, which we reported last quarter, RDN of Italy and Europasat, which is based in the UK. In the third quarter, we received VSAT orders from new and existing ISPs subscribing to the SES service.

In Indonesia, we also received additional VSAT orders from ISP’s operating their service on IPSTAR, the HTS satellite of Thaicom.

Looking ahead, our HTS pipeline is strong and we expect to capitalize on opportunities as they arise over the next 12 months.

Now on to the Defense and Mobility Division…

The third quarter was another busy period for our Defense and Mobility division, as we continued to build our sales pipeline moving forward.

We continue to see sustained interest, and receive orders, for our Wavestream BUCs in two main segments: On-The-Pause and Airborne:

For On-The-Pause this quarter, we were awarded new orders with our longtime customers L3 and General Dynamics, among others.

For Gilat, Airborne is a rapidly growing segment where we already provide BUCs through our partners Aerosat and Tecom. We plan to further increase our presence in that segment by adapting our antenna technology to the airborne market. Because our antennas are based on plastic instead of aluminum, we believe the benefits of reduced weight and cost will be particularly attractive to potential customers.

Outside the US, we are seeing continued interest in satcom. In the second quarter of 2014, we were awarded deals in Latin America and Asia for defense agencies.

We believe our main strengths are in applications that require terminals with a smaller size, lighter weight and lower power consumption. This is where we think Gilat has a distinct advantage over its competitors. We see strong demand for these features in two main applications: unmanned platforms and manpack terminals.

Our solutions for unmanned platforms, called BlackRay, are based on either our low-profile panel antennas or our new small lightweight parabolic antennas. They are available in both Ka and Ku bands, thus providing operators flexibility when choosing satellite capacity. The BlackRay terminals are one of the smallest and most compact units available on the market. Their relatively small size and weight extends the operational range of UAVs while increasing mission payload capacity.

For example, in Latin America we are installing a ground station to connect between airborne UAVs and the systems of a national intelligence agency.

Our SatTrooper manpack terminals are available in Ku and Ka bands. It is one of the smallest and lightest auto-point terminals in the market. A primary reason for this, is its very low power consumption, which reduces the weight of the energy pack. At the same time, SatTrooper enables very high-speed transmissions, such as video.

For example, let me provide more details on a previously mentioned deal which is being rolled out now. Terabit Wave, a telecommunications systems integrator located in Myanmar (formerly Burma), ordered the Company’s Satcom-On-The-Move terminals for a Myanmar governmental agency. The order, for a SkyEdge II hub and terminals included SatTrooper Manpacks, Raysat antennas and WaveStream BUCs. Terabit Wave won the deal through a competitive bidding process involving leading global and local solution providers.

In the US, we continue to focus on our programs of record as well as on various new initiatives. For example, we hope to explore new markets by developing innovative antennas for Exelis, a key strategic partner. Having already delivered X- and Ka-band versions of one such antenna, a Ku version should be ready shortly.

I would like now to move to the Services division, which has seen much growth in the third quarter.

The two big projects in Colombia and Peru that we have been mentioning since the beginning of the year have started to generate more significant revenues in the third quarter.

To remind you, both project agreements were signed in December of 2013, with most of 2014 revenues from these projects expected only in the second half of 2014.

The Colombian project includes 10 months of rural Internet and telephony deployment, plus three years of connectivity and educational training services for more than 1,900 digital kiosks in two regions. With a focus on rural and remote areas, the aim of the Kioskos Digitales initiative was to provide community Internet access points to population centers of more than 100 people, by the end of 2014.  We are on track with our deployment and generating more significant revenues in the third quarter.  We expect revenues from this project to grow further in the fourth quarter as we finish deploying more sites.

With respect to the Peruvian project - Amazonica, the majority of the award was for the design, setup and implementation of the network, which is expected to be completed by the end of the year. The remainder is for the operation and maintenance of the network for a period of 10 years. The aim of the Integración Amazónica Loreto, or IAL, initiative was to enable Internet and telephony services for the inhabitants of 77 communities in the Loreto region, along some of the most remote sections of the Amazon River.  We are on track with deployment of this project as well and have begun to record revenues in the third quarter. We expect revenues from this project to grow further in the fourth quarter as we finish deploying more sections.

The Peruvian government recently issued four bids for combined Wireless and Fiberoptic networks. The terms of the deals are not yet finalized; however we expect that each region may be worth between $80 and $150 million. Depending on the terms of these bids we may submit our proposals for one or more of them in the coming months.

That concludes our business overview. I would like to turn the call over to Yaniv Reinhold, our CFO who will review the financials. Yaniv, please?

Yaniv Reinhold

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the third quarter of 2014…

Revenues for the third quarter of 2014 were $57.1 million, compared to $51.8 million for the same period in 2013. The difference is mostly attributed to the increase in revenues in our Services and Defense and Mobility divisions. We expect that the MINTIC project in Colombia, which started to bring in revenues in the second and third quarters, will generate increased revenues in the fourth quarter. We also expect to generate increased revenues from the IAL project in Peru, which began generating revenues in the third quarter.

On a GAAP basis, our gross margin this quarter reached 32.5% compared to 32.2% in the comparable period last year.

Gross R&D expenses on a GAAP basis were $6.7 million this quarter compared to $7.1 million in the same quarter of 2013.
The decrease in R&D expenses reflects our reduction in fixed expenses resulting from the integration efforts and growing synergies within the divisions. We are continuing to invest substantial funds in R&D to support our strategy in Ka-Band and on-the-move applications.

Moving to selling, marketing, general and administrative expenses... On a GAAP basis, expenses for the quarter were $11.2 million compared to $12.5 million for the same quarter last year. Selling, marketing, general and administrative were lower due to both reduced fixed and variable expenses and reversal of contingencies accrued related to the settlements of a number of tax cases in Brazil.

Operating income on a GAAP basis was $1.5 million in the third quarter of 2014 compared to an operating loss of $2.4 million in the comparable quarter of 2013.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance.

On a non-GAAP basis, operating income was $3.6 million in the third quarter of 2014 compared to an operating loss of $0.3 million in the comparable quarter of 2013.

On a GAAP basis, net income from continuing operations for the quarter was $0.9 million, or $0.02 per diluted share, compared to a net loss from continuing operations of $3.0 million, or a loss of $0.07 per diluted share in the same quarter of 2013.

On a GAAP basis, net income from continuing operations for the quarter was $0.9 million. This is the first time in two years that we have a positive net income.

On a GAAP basis, net loss from discontinued operations for the quarter was $0.8 million, related to a settlement we reached relating to the reconciliation of Working Capital in the sale of Spacenet.

As of September 30, 2014, our total cash balances, including restricted cash, net of short-term bank credits and short term loans decreased to $46.7 million. We are continuing to invest in our projects in Peru and Colombia and this is the main reason for the cash decrease in the third quarter.

Our shareholders' equity at the end of the quarter totaled $222.6 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Erez. Erez?

Erez Antebi

Thank you Yaniv.

To summarize, we are seeing progress across all our divisions as we continued to execute our plan and growth strategy in the third quarter. Our revenues are growing, and together with our 2013 cost-cutting measures we see an increase in our profitability.

In our Commercial division, our Enterprise markets have been especially strong. We saw several deployments of our CellEdge, small-cell-over-satellite solution and cellular backhaul networks as well as credibility for our high-speed TDMA SkyEdge II-c Capricorn through third-party testing. We see a strong funnel of High Throughput Satellites systems and expect to capitalize on them over the next 12 months.

Our Defense and Mobility division has improved, with an improved sales pipeline. We expect to see continued growth across this division as we believe we hold a significant advantage over our competitors when it comes to small, lightweight, low-power terminals.

In our Services division, both our Amazonica Project in Peru and the MINTIC project in Colombia are on schedule and have started to generate revenues, with more significant revenues expected in Q4.

We believe that the fourth quarter of 2014 will be stronger than the third quarter of the year.

We expect to reach higher profitability than our 2014 management objectives with EBIDTA margins of about 10% for the year, although revenues are expected to be slightly lower at a level of approximately $235 million.

That concludes our review. We would now like to open the floor for questions. Operator, please.

Operator:

Thank you.  This concludes Gilat’s third quarter 2014 results conference call. Thank you for your participation, you may go ahead and disconnect.